CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

For the three and six months ended June 30, 2012 and 2011
(Expressed in US dollars)
(Unaudited)

Norsat International Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in US Dollars - Unaudited)

	Notes	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$3,743,871	$4,192,875
Short term investments		-	67,711
Trade and other receivables		6,967,509	7,935,863
Contract work in progress		-	300,985
Inventories		9,314,811	10,173,019
Prepaid expenses and other		499,591	670,371
		20,525,782	23,340,824
Non-current assets
Property and equipment, net		1,168,618	1,128,098
Intangible assets, net		8,789,842	9,287,868
Goodwill		5,275,477	5,277,620
Long-term prepaid expenses and other		46,904	29,844
Deferred income tax assets	10	4,192,448	1,197,165
		19,473,289	16,920,595
Total assets		$39,999,071	$40,261,419

LIABILITIES
Current liabilities
Trade and other payables		$3,200,326	$5,802,370
Accrued liabilities		1,958,763	1,319,780
Provisions		189,848	186,716
Current portion of acquisition loan	6	3,500,000	3,000,000
Taxes payable	10	598,734	620,461
Deferred revenue		555,404	642,183
		10,003,075	11,571,510
Non-current liabilities
Acquisition loan	6	4,859,879	6,650,286
Long-term deferred revenue		79,171	141,685
Deferred income tax liabilities	10	2,552,303	2,622,814
Promissory note payable	4	632,263	597,226
		8,123,616	10,012,011
Total liabilities		18,126,691	21,583,521
SHAREHOLDERS' EQUITY
Issued capital	7	39,850,648	39,850,648
Treasury shares	8	(131,474)	-
Contributed surplus		3,914,990	3,812,151
Accumulated other comprehensive income		(135,878)	(70,746)
Deficit		(21,625,906)	(24,914,155)
Total shareholders' equity		21,872,380	18,677,898
Total liabilities and shareholders' equity		$39,999,071	$40,261,419
Commitments and contingencies (note 14)
Events after the reporting date (note 16)
See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on August 8, 2012.

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc. Condensed Interim Consolidated Statements of Earnings and Comprehensive Income (Expressed in US Dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2012	2011	2012	2011

Revenue	11	$10,549,223	$8,643,770	$21,088,724	$17,358,428
Cost of sales	3	6,069,261	5,053,247	11,995,048	9,924,600
Gross profit	11	4,479,962	3,590,523	9,093,676	7,433,828

Expenses:
Selling and distributing expenses	3	2,066,337	1,735,416	3,897,438	2,985,174
General and administrative expenses	3	1,291,626	1,471,681	2,768,730	3,219,684
Product development expenses, net	3	781,332	513,353	1,310,868	868,492
		4,139,295	3,720,450	7,977,036	7,073,350
Earnings (loss) before other expenses		340,667	(129,927)	1,116,640	360,478

Loss on disposal of property and equipment		-	-	15,016	-
Interest and bank charges		129,154	176,645	277,574	295,157
(Gain)/ loss on foreign exchange		56,813	(191,560)	(54,628)	(10,106)
Earnings (loss) before income taxes		154,700	(115,012)	878,678	75,427

Current income tax expense	10	379,444	247,808	656,112	532,932
Deferred income tax expense (recovery)	10	(2,995,322)	(88,040)	(3,065,683)	14,142
Net earnings (loss) for the period		$2,770,578	$(274,780)	$3,288,249	$(471,647)

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars		(107,671)	195,264	65,132	385,039
Total comprehensive income (loss) for the period		$2,662,907	$(79,516)	$3,353,381	$(86,608)

Net earnings per share
Basic	9	$0.05	$(0.00)	$0.06	$(0.01)
Diluted	9	$0.05	$(0.00)	$0.06	$(0.01)

Weighted average number of shares outstanding
Basic	9	58,196,618	58,364,180	58,256,575	57,726,705
Diluted	9	58,196,618	58,364,180	58,256,575	57,726,705

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in US Dollars - Unaudited)

	Notes	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity

As at January 1, 2012		$39,850,648	$-	$3,812,151	$(70,746)	$(24,914,155)	$18,677,898
Net earnings for the period		-	-	-	-	3,288,249	3,288,249
Other comprehensive income		-	-	-	(65,132)	-	(65,132)
Total		39,850,648	-	3,812,151	(135,878)	(21,625,906)	21,901,015

Purchase of shares for RSUs	8	-	(131,474)	-	-	-	(131,474)
Stock-based compensation	7	-	-	102,839	-	-	102,839
As at June 30, 2012		$39,850,648	$(131,474)	$3,914,990	$(135,878)	$(21,625,906)	$21,872,380

	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity

As at January 1, 2011	$37,447,180	$-	$3,718,244	$-	$(25,332,245)	$15,833,179
Net losss for the period	-	-	-	-	(471,647)	(471,647)
Other comprehensive income	-	-	-	385,039	-	385,039
Total	37,447,180		3,718,244	385,039	(25,803,892)	15,746,571

Exercise of options	3,453	-	(1,026)	-	-	2,427
Exercise of warrants	49,436	-	(19,304)	-	-	30,132
Shares issued under ESOP, net of share isssuance costs	348,792	-	-	-	-	348,792
Stock-based compensation	-	-	13,825	-	-	13,825
Acquisition of subsidiary	2,036,900	-	-	-	-	2,036,900
At June 30, 2011	$39,885,761	$-	$3,711,739	$385,039	$(25,803,892)	$18,178,647

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2012	2011	2012	2011
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings (loss) for the period		$2,770,578	$(274,780)	$3,288,249	$(471,647)
Income taxes paid		(99,452)	(440,312)	(678,756)	(732,256)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		375,822	552,641	745,496	704,096
Foreign exchange (gain) loss		183,890	(64,941)	(40,911)	145,509
Loan acquisition costs amortization		6,710	10,073	13,435	10,073
Loss on disposal of property and equipment		-	-	15,016	-
Current income tax		379,444	247,808	656,112	532,932
Deferred income tax (recovery) expense		(2,995,322)	(88,040)	(3,065,683)	14,142
Share-based payments	7	50,989	9,793	102,839	13,825
Accretion of promissory notes		7,263	24,209	35,037	41,809
Government contribution	5	(192,394)	(295,316)	(495,047)	(573,835)
Changes in non-cash working capital	12	955,576	1,477,343	(314,231)	1,824,516
Net cash flows from operating actitivies		1,443,104	1,158,478	261,556	1,509,164
Investing activities:
Purchase of intangible assets, property and equipment		(186,752)	(107,486)	(377,865)	(163,541)
Proceeds from government contributions for acquisition of property and equipment		-	-	260,214	-
Proceeds from sale of property and equipment		-	-	42,390	-
Redemption of short-term investment		29,706	-	67,918	-
Acquisition of subsidiary, net of cash acquired		-	-	-	(15,235,954)
Net cash flows used in investing activities		(157,046)	(107,486)	(7,343)	(15,399,495)
Financing activities:
Proceeds from interest bearing borrowings		-	-	-	11,892,959
Proceeds from shares issued under ESOP, net of share issuance costs		-	-	-	348,792
Proceeds from exercising warrants and options		-	2,427	-	32,559
Proceeds from government contributions	5	314,123	582,766	707,850	865,264
Purchase of treasury shares	8	(131,474)	-	(131,474)	-
Repayment of interest bearing borrowings	6	(700,000)	(600,000)	(1,300,000)	(1,000,000)
Net cash flows used in financing activities		(517,351)	(14,807)	(723,624)	12,139,574
Effect of foreign currency translation on cash and cash equivalents		(36,454)	64,755	20,407	13,011
Increase (decrease) in cash and cash equivalents		732,253	1,100,940	(449,004)	(1,737,746)
Cash and cash equivalents, beginning of period		3,011,618	3,476,355	4,192,875	6,315,043
Cash and cash equivalents, end of period		$3,743,871	$4,577,295	$3,743,871	$4,577,297

Supplemental cash flow and other disclosures (note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

1.  Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2012, including comparatives, have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (IFRS), and should be read in conjunction with the Company’s 2011 annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The unaudited condensed interim consolidated financial statements have been approved and authorized for issue by the board of directors on August 8, 2012.

Seasonal fluctuations

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Reorganization

The Company’s legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI.  Immediately afterwards all the assets and liabilities of STHI were transferred to Norsat International Inc. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

2.  Significant Accounting Policies and Use of Estimates and Management Judgement

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2011. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

During the six months ended June 30, 2012, the Company has added the following accounting policy:

Treasury Shares
When the Company reacquires its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings on the purchase, sale issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company has granted restricted share units as part of the Company’s long term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

Estimates and management judgement

When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual financial statements for the year ended December 31, 2011, with the addition of the following estimates:

Recognition of Government contributions
The Company recognizes Government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies.  Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Share-based payment of restricted share units
The Company measures the cost of share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, the Company uses the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

New accounting pronouncements
The International Accounting Standards Board (IASB) has issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company is currently evaluating the impact of this guidance.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

3. Cost of Sales and Expenses
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Cost of Sales

Direct cost of sales	$6,015,407	$5,006,233	$11,891,820	$9,829,139
Amortization	28,054	47,014	50,644	95,461
Transfer from Expenses	25,800	-	52,584	-
	$6,069,261	$5,053,247	$11,995,048	$9,924,600

Selling and distributing expenses
Direct expenses	$1,895,154	$1,435,216	$3,579,157	$2,675,339
Amortization	187,326	300,200	371,214	309,835
Transfer to Cost of Sales	(16,143)	-	(24,630)	-
Less: Government contribution (Note 5)	-	-	(28,303)	-
	$2,066,337	$1,735,416	$3,897,438	$2,985,174

General and administrative expenses
Direct expenses	$1,243,179	$1,424,667	$2,700,436	$3,124,223
Amortization	48,447	47,014	100,736	95,461
Less: Government contribution (Note 5)	-	-	(32,442)	-
	$1,291,626	$1,471,681	$2,768,730	$3,219,684

Product development expenses, net
Direct expenses	$871,388	$625,180	$1,550,222	$1,183,094
Amortization	111,995	179,510	222,902	259,233
Transfer to Cost of Sales	(9,657)	-	(27,954)	-
Less: Government contribution (Note 5)	(192,394)	(291,337)	(434,302)	(573,835)
	$781,332	$513,353	$1,310,868	$868,492
Supplementary information:
Short-term employee benefits	$3,111,482	$2,447,613	$6,209,146	$4,897,214

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premium, Medical Services Plan, Registered Retirement Savings Plan contribution and vacation accrual.

4. Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow.  The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011.  Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the six months ended June 30, 2012.

At December 31, 2011, the promissory notes component of the purchase consideration was held in escrow. They were to be released from escrow to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ending December 31, 2012. On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, the Company decreased in the second quarter the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

5. Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

For the three and six months ended June 30, 2012, the Company recorded $192,394 and $411,394 (three and six months ended June 30, 2011- $291,336 and $573,835) as a reduction to product development expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $314,123 and $968,064 for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011- $582,766 and $865,264). As at June 30, 2012, $764,033 remains in trade and other receivables (December 31, 2011- $1,303,490).

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, the Company entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program, whereby the NRC agrees to reimburse the Company 80% of salary costs and 50% of contractor fees incurred related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide the Company maximum funding of Cdn$99,993 for the designated project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the three months ended March 31, 2012, the Company recorded $83,653 relating to DTAPP as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. During the three months ended June 30, 2012, the Company received the amount in full and nil remains in trade and other receivables. This project has been completed.

Also see note 16 ‘Events after reporting date’ for new DTAPP project.

6. Acquisition Loan

Under the original terms and conditions of the acquisition loan from HSBC Bank of Canada (the “Bank”), the Company is required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year. Pursuant to this formula, the Company was required to pay $600,000 related the financial year ended December 31, 2011 to the Bank no later than April 30, 2012.  On April 26, 2012, the Bank amended the terms and conditions of the acquisition loan by allowing the Company to repay the $600,000 over the period from May 1, 2012 to April 30, 2013 in equal installments of $50,000 plus interest. The amendment to this payment is applicable only for the mentioned period. All other terms and conditions remained unchanged.

For the three and six months ended June 30, 2012, the Company made principal repayments totaling $700,000 and $1,300,000 respectively against its Acquisition Loan. As at June 30, 2012, the Company’s combined weighted average interest rate was 3.95% (June 30, 2011 – 4.04%).

As at June 30, 2012, the Company is in compliance with its bank covenants.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

7. Issued Capital

Share purchase option plan

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addresses recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

Share purchase options outstanding as at June 30, 2012 are as follows:

		Weighted
		average exercise
Share purchase options outstanding	Number of options	price Cdn$
Balance, December 31, 2011	1,941,900	$0.87
Granted	134,000	0.51
Expired	(145,000)	2.62
Cancelled	(61,000)	0.70
Forfeited	(42,200)	0.68
June 30, 2012	1,827,700	$0.72

The following table summarizes information pertaining to the Company’s share purchase options outstanding at June 30, 2012:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0 to $0.49	416,000	4.46	0.48	-	-
$0.50 to $0.99	1,252,800	3.42	0.71	343,800	0.76
$1.00 to $1.49	84,400	0.75	1.37	84,400	1.37
$1.50 to $1.99	74,500	0.37	1.50	74,500	1.50
	1,827,700	3.41	0.72	502,700	0.97

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three and six months ended June 30, 2012 and 2011:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Total compensation -options	$38,501	$8,043	$90,351	$13,825

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

7. Issued Capital (continued)

The weighted average assumptions used to estimate the fair value of options granted during the three and six months ended June 30, 2012 and 2011 were:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Risk free interest rate	N/A	2.34%	1.27%	2.34%
Expected life	N/A	3.5	3.5	3.5
Vesting period	N/A	2 years	2 years	2 years
Expected volatility	N/A	78.40%	70.90%	77.30%
Expected dividends	N/A	Nil	Nil	Nil
Average fair value	N/A	Cdn 0.39	Cdn 0.25	Cdn 0.43
Forfeiture rate	N/A	14%	14%	14%

No options were granted during the three months ended June 30, 2012. A total of 134,000 options were granted at an average exercise price of Cdn$0.51 and weighed average fair value of Cdn$0.25 during the six months ended June 30, 2012.

Options vest in 2 years and expire 5 years from the grant date. A total of 60,000 options were granted to senior management and nil to directors during the six months ended June 30, 2012.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

During the three months ended June 30, 2012, the Company recalculated the forfeiture rate based on historical experience. As a result, the Company adjusted its forfeiture rate from 14% to 18% effective April 1, 2012. The Company recorded an adjustment of $1,148 to stock based compensation prospectively.

Restricted share unit plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption.

On May 9, 2012 the Company granted 341,173 restricted share units (“RSUs”) to directors, officers and employees that fully vest after a 34 month period, with one third of the grants vesting on May 9, 2013, one third vesting on May 9, 2014 and one third on March 9, 2015. Upon vesting the participants will receive one common share or cash equivalent for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date. The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the award.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

The following table summarizes information pertaining to the Company’s restricted share units outstanding at June 30, 2012:

Restricted share units outstanding	Number of units
Balance, December 31, 2011	-
Granted	341,173
Forfeited	(6,435)
June 30, 2012	334,738

For the six months ended June 30, 2012, the Company charged $12,488 to general and administrative expenses as share-based payments, with a corresponding increase in contributed surplus:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Total compensation - RSUs	$12,488	$-	$12,488	$-

8. Treasury shares

The Company purchased 279,800 common shares in the open market for approximately Cdn$129,954 ($131,474) in order to provide shares to the participants of RSUs at applicable vesting dates. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at vesting of the RSUs.

9. Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three and six months ended June 30, 2012 and 2011:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Numerator
Net earnings (loss)	$2,770,578	$(274,780)	$3,288,249	$(471,647)
Denominator:
Weighted average number of shares
outstanding used to compute basic EPS	58,196,618	58,364,180	58,256,575	57,726,705
Dilution from exercise of stock options	-	-	-	-
Weighted average number of shares
outstanding used to compute diluted EPS	58,196,618	58,364,180	58,256,575	57,726,705

Net earnings per share:
Basic	$0.05	$(0.00)	$0.06	$(0.01)
Diluted	$0.05	$(0.00)	$0.06	$(0.01)

The calculation of assumed exercise of stock options includes the effect of the dilutive options.  Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

10. Income Taxes

a)  Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes.  The principal factors causing these differences are shown below:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings (loss) before income taxes	$154,700	$(115,012)	$878,678	$75,427
Statutory tax rate	25.00%	26.50%	25.00%	26.50%
Calculated tax payable	38,675	(30,478)	219,670	19,988
Increase (decrease) resulting from:
Foreign tax rate difference	198,741	(165,341)	198,741	2,267
Effect of statutory rate change	(345,815)	38,598	(345,815)	39,045
Non allowable(non taxable) income	(151,067)	(121,235)	(151,067)	(283,952)
Change in valuation allowance	(2,255,480)	533,708	(2,972,915)	295,784
Change in foreign exchange	(742,748)	77,448	-	399,524
Adjustments for SRED	857,868	-	857,868	-
Adjustments for purchase price allocation	(70,361)	-	(70,361)	-
Other	(145,691)	(172,932)	(145,691)	74,417
Income tax expense (recovery)	$(2,615,878)	$159,768	$(2,409,571)	$547,073

Current income tax expense	379,444	247,808	656,112	532,932
Deferred income tax expense	(2,995,322)	(88,040)	(3,065,683)	14,141
Income tax expense (recovery)	$(2,615,878)	$159,768	$(2,409,571)	$547,073

b)  Deferred Income Tax Assets & Liabilities

The tax effect of the temporary differences that give rise to deferred income tax assets are presented below:

	As at June 30,	As at December 31,
	2012	2011
Non-capital loss carryforwards	$1,726,851	$2,308,802
Scientific research and experimental
development pool	3,828,706	3,885,757
Scientific research and experimental tax credit	3,484,340	3,061,181
Tax value of capital asset expenditure in excess of book value	2,833,826	2,710,612
Net capital loss carryforwards	950,106	867,049
Temporary differences in working capital	405,480	532,050
Unrealized foreign exchange	(13,922)	(13,923)
	13,215,387	13,351,528
Valuation allowance	(9,022,939)	(12,154,363)
Deferred income tax assets	$4,192,448	$1,197,165
Deferred income tax liabilities	$(2,552,303)	$(2,622,814)
Book value of intangible asset expenditure in excess of tax value	-	-
Net deferred income tax (liabilities) assets	$1,640,145	$(1,425,649)

Following the legal structure reorganization on June 29, 2012, the Company determined that certain future income tax assets of the Company are more likely than not to be utilized. Hence, the Company recognized a deferred income tax asset of $2,995,322 with a corresponding increase in deferred income tax recovery in the second quarter.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

c)  Loss Carry Forwards and Investment Tax Credits

At June 30, 2012, the Company has approximately Cdn$206,000 of non-capital loss carryforwards available until 2030 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has federal and provincial investment tax credits of approximately Cdn$2,800,000 and Cdn$1,445,000, respectively, available to reduce Canadian federal and provincial taxes payable.

The amounts expire as follows:

	Non-capital	Federal investment	Provincial investment
	loss carry forward	tax credit	tax credit
	Cdn$	Cdn$	Cdn$
2012	$-	$-	$133,000
2013	-	-	128,000
2014	-	-	14,000
2015	-	-	-
2016	-	-	139,000
2017 and after	206,000	2,800,000	1,031,000
	$206,000	$2,800,000	$1,445,000

The Company has also available approximately Cdn$7,326,000 of net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the interim consolidated financial statements. In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$15,315,000.

11. Segmented Information

The following tables set forth sales and gross profit information by operating segments for the three and six months ended June 30, 2012 and 2011. During the first quarter of 2012, the Company announced the addition of a new division, Norsat Power Solutions. Its sales are included under Sinclair Technologies in the following table. During these periods, the Remote Network Solutions segment did not generate any revenues and hence is not included as a reported segment.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Sales to external customers
Sinclair Technologies	$6,394,442	$5,217,933	$12,561,798	$9,564,658
Satellite Solutions	1,684,120	1,321,596	3,788,957	3,679,481
Microwave Products	2,339,577	1,834,317	4,438,230	3,673,625
Maritime Solutions	131,084	269,924	299,739	440,664
	$10,549,223	$8,643,770	$21,088,724	$17,358,428

Gross Profit
Sinclair Technologies	$2,849,663	$2,237,273	$5,626,320	$4,083,476
Satellite Solutions	546,492	429,865	1,425,720	1,587,696
Microwave Products	1,033,134	776,823	1,925,338	1,588,849
Maritime Solutions	50,673	146,562	116,298	173,807
	$4,479,962	3,590,523	$9,093,676	$7,433,828

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

The Company generated revenues from external customers located in the following geographic locations:
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Canada	$2,059,100	$2,168,653	$4,367,475	$3,715,240
United States	5,893,781	4,571,518	11,415,342	9,931,056
Europe and other	2,596,342	1,903,599	5,305,907	3,712,132
	$10,549,223	$8,643,770	$21,088,724	$17,358,428

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Sinclair Technologies and Norsat Power Solutions, Satellite Solutions, Microwave Products and Maritime Solutions) over total consolidated sales.

	Sinclair	Satellite	Microwave	Maritime
	Technologies	Solutions	Products	Solutions	Consolidated
As at June 30, 2012
Total assets related to operations	$24,204,562	$7,018,322	$8,220,977	$555,210	$39,999,071
Property and equipment, net	572,289	264,979	310,387	20,963	1,168,618
Intangible assets, net	8,701,833	39,109	45,808	3,092	8,789,842

As at December 31, 2011
Total assets related to operations	$26,942,839	$6,508,422	$6,176,780	$633,378	$40,261,419
Property and equipment, net	457,914	327,500	310,812	31,872	1,128,098
Intangible assets, net	9,141,045	71,748	68,092	6,983	9,287,868

Substantially all property and equipment and intangible assets are located in Canada.

Customers:

For the three and six months ended June 30, 2012, two customers of the Sinclair Technologies segment individually represented 10% or more of total consolidated revenue (three and six months ended June 30, 2011 – no customers). The two customers represented a total of 21% and 22% for the three and six months ended June 30, 2012, respectively.

12. Supplemental Cash Flow and Other Disclosure

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Change in non-cash operating working capital:
Trade and other receivables	$(403,213)	$1,623,443	$507,871	$763,138
Contract work in progress	435,986	-	300,985	-
Inventories	267,909	186,734	854,791	978,163
Prepaid expenses and other	115,160	177,410	157,232	149,937
Accounts payable and accrued liabilities	630,508	(268,050)	(1,982,787)	152,034
Provisions	1,778	(8,840)	3,132	61,107
Deferred revenue	(92,552)	(233,354)	(155,455)	(279,863)
	$955,576	1,477,343	$(314,231)	$1,824,516
Supplementary information:
Interest paid	$93,024	$199,800	$190,380	$244,881

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

13. Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Short-term employee benefits	$467,451	$216,028	$1,276,310	$457,220
Share based payments	18,396	10,486	30,542	14,517
Total	$485,847	$226,514	$1,306,852	$471,737

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

14. Commitments and Contingencies

Future minimum payments at June 30, 2012 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Remaining					2017 and
	2012	2013	2014	2015	2016	after	Total
Acquisition loan	$1,500,000	$3,200,000	$3,000,000	$800,000	$-		$8,500,000
Promissory note payable	-	725,000	-	-	-		725,000
Inventory purchase obligations	3,426,177	985,324	105,522	-	-		4,517,023
Operating lease obligations	341,935	706,453	722,758	312,705	287,999	8,116	2,379,966
Total	$5,268,112	$5,616,777	$3,828,280	$1,112,705	$287,999	$8,116	$16,121,989

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The Company has operating lease commitments that extend to June 2017. During the six months ended June 30, 2012, the Company renewed the office leases for its Aurora, Ontario premise until December 31, 2014 and Lincoln, England premise until June 2017. In addition, the Company is required to make contingent repayment of SADI government contributions starting in 2013 based on fiscal 2012 performance. As at June 30, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

15. Comparative Figures

Certain figures in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

16. Events after the Reporting Date

DTAPP
In July 2012, the Company entered into a new contribution agreement with the NRC relating to a separate project that adopts digital technology to improve productivity. The NRC has agreed to reimburse the Company 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$99,999. As at June 30, 2012, the Company has not recorded any receivable relating to this project for costs incurred.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three and six months ended June 30, 2012 and 2011 (Expressed in US dollars - Unaudited)

Divestiture of non-core business unit
On July 17, 2012, the Company has signed a formal offer to sell Norsat Italia S.r.l, a wholly owned subsidiary of the Company for cash consideration of Euro 70,000.  Norsat Italia S.r.l operates the Company’s vessel monitoring unit, which forms part of the Company’s Maritime business segment. The Company is in the process of preparing the closing balance sheet for this unit and determining the financial impact of the transaction.